(Cover)

                                      MGI
                                   Properties
                                      1994
                                     Annual
                                     Report


                          (Photo of building at dusk)

(Inside Front Cover)

                              FINANCIAL HIGHLIGHTS

                                                                                             Year Ended November 30,
                                                                                  1994                1993                1992
  Total income                                                                 $ 43,880,000         $ 36,898,000*      $ 30,589,000
  Net gains                                                                    $  4,480,000                    -       $  1,644,000
  Net income                                                                   $ 14,491,000         $  7,957,000*      $  7,248,000
  Net income per share                                                              $  1.26            $     .75*          $    .77
  Book value per share                                                               $15.36               $14.96             $15.48
  Real estate investments, at cost                                             $267,530,000         $258,663,000       $209,905,000
  Cash and investment securities                                               $ 13,521,000         $ 12,653,000       $ 17,748,000
  Total assets                                                                 $256,035,000         $246,700,000       $214,161,000
  Mortgage and other loans payable                                             $ 70,954,000         $ 66,949,000       $ 60,571,000
  Shareholders' equity                                                         $176,095,000         $171,039,000       $145,748,000
  Shares outstanding                                                             11,465,842           11,433,721          9,414,992

* Includes a $1.0 million, or $.10 per share, fee received in connection with a lease assignment and amendment.

                             FUNDS FROM OPERATIONS

                                                                                   1994                1993               1992
Net income                                                                      $14,491,000           $ 7,957,000*      $ 7,248,000
Less net gains                                                                    4,480,000                    --         1,644,000
Plus depreciation and amortization                                                7,654,000             6,987,000         5,996,000
Plus equity method partnership loss                                                      --                45,000            90,000
                                                                                $17,665,000           $14,989,000       $11,690,000
Per share                                                                       $      1.54           $      1.42*      $      1.24

* Includes a $1.0 million, or $.10 per share, fee received in connection with a lease assignment and amendment.

                                  1994 LEASING
                                                     1994                  Vacancy at             1995 Expirations
                    Total    Beginning    1994     Potential             November 30, 1994   Total                           1996
                   Sq. Ft.    Vacancy*Expirations*  Vacancy   Leased    Sq. Ft.  Percent  Scheduled  Preleased Remaining Expirations
  Industrial      2,411,100    63,900    213,600    277,500   196,700    80,800     3.4%   411,000    91,800    319,200    369,000
  Retail            700,200    21,000     51,400     72,400    58,100    14,300     2.0%    39,000         -     39,000     69,800
  Office            767,300    57,000    139,800    196,800   113,300    83,500    10.9%   144,800    69,900     74,900     84,400
                  3,878,600   141,900    404,800    546,700   368,100   178,600     4.6%   594,800   161,700    433,100    523,200

* Beginning vacancy and expirations adjusted to reflect vacancies of properties acquired and sold during 1994.

                      MGI Properties   Annual Report

(Photo with caption: W. Pearce Coues, Chairman of the Board of Trustees)

                             Letter To Shareholders


We completed 1994 and entered 1995 with exceptionally strong fundamentals. Our portfolio produced a solid 10.9% yield in fiscal 1994 and equity values have been materially strengthened by the twenty-three property investments made over the past two and one-half years at a total cost of $81,429,000. Most of these properties were acquired in Massachusetts at or near the depth of the region's real estate market decline. They were purchased from institutional sellers at major discounts of up to 50% from prices prevailing approximately five years ago. They are 98% occupied and generating an average yield of 12.7%. We believe these assets provide significant upside potential based on their low acquisition prices and current rents. MGI is poised to capitalize on additional investment opportunities in the market through our understanding of how to create value and our experience and judgment in making investments that meet our criteria for strong earnings and growth.
   Over the past four years, MGI has recorded a total return for shareholders of 134%. In calendar 1994, the Trust's total return was 9.1%, well below what we consider acceptable, but is significantly better than the 3.2% for other equity real estate investment trusts (REITs) or the 1.3% of Standard and Poor's 500 index. Total return measures dividends paid and stock price appreciation. It is a generally accepted method for measuring rewards and benefits as shareholders, although stock prices may often lag performance. During 1994, stock market valuations for real estate trusts became particularly stringent. As a result, MGI's significant earnings growth and value creation appear to have been overshadowed by the broadly based discounted stock market valuations. The stock prices of most seasoned REITs were driven to material discounts in 1994 by a flood of newly formed REITs. These declines were further exacerbated by rapidly rising interest rates. As a consequence, MGI closed the year at $14.00 per share, well below our $15.36 historic book basis, which we believe understates the inherent value of our portfolio.
   MGI has ample capital available to make selective investments in 1995. The Trust also effectively demonstrated its ability to sell property into the strength of a recovering market. This strategy generates not only gains but also reinvestable funds which further enhance the value-creation process. Our 1995 objective is to continue our long-range business plan to build earnings and grow the dividend as earnings accelerate. In this way, we expect to continue building an increasingly impressive real estate portfolio. Although there is pressure among publicly-traded REITs to focus near-term and to pay out nearly 100% of cash flow as dividends, many trusts that have embarked on this focus are showing signs of weakness. Like a long-distance runner, the trophies will belong


                         MGI Properties 1 Annual Report

                             Letter To Shareholders

(charts)
Rental Income by Property Segment
Apartment  ---------------------------------------------- 31%
Industrial ------------------------------------------- 29%
Office     --------------------------------------- 26%
Retail     ----------------------- 14%


Portfolio Distribution by Property Type
Apartment  --------------------------------------------- 27%
Industrial --------------------------------------------- 27%
Office     ----------------------------------------- 24%
Retail     -------------------------------------- 22%

to those that take the long-term perspective, balancing income and dividend growth with capital appreciation, which underlies ultimate value.

Earnings
Funds from operations in 1994 showed a continued positive upward momentum, rising to $17,665,000 from $14,989,000 in 1993 and $11,690,000 in 1992. On a per-share basis, funds from operations were $1.54 in 1994 versus $1.42 in 1993 (including a non-recurring lease cancellation fee of $.10 per share) and $1.24 per share in 1992. This momentum in funds from operations should be viewed within the context of an evolving improvement in the quality and growth potential of the portfolio.
   Gain recognition added an additional $4,480,000 to net income in 1994, equal to $.39 per share, reflecting the sale of seven industrial buildings in Minneapolis, Minnesota, an industrial building in St. Louis, Missouri and an apartment complex in Memphis, Tennessee. We sold these non-core properties at what we perceived to be full prices and on yields to the purchasers that averaged just over 9%. The sale proceeds have been primarily reinvested in Massachusetts properties through tax-deferred exchanges. In the aggregate, the new assets are producing higher yields to the Trust and are expected to provide an even greater potential for growth in value. MGI has periodically sold mature properties for gain and the success of this strategy should provide shareholders with additional insight and confidence as to the appreciation process underway within the portfolio.
   Net income in 1994, after depreciation charges and inclusive of gains, was $14,491,000, or $1.26 per share, compared to $7,957,000, or $.75 per share in
1993. Net income in 1994 included the previously discussed gains of $4,480,000, or $.39 per share.
   The 1994 gains do not reflect an additional gain of approximately $1,400,000, which will be recognized in the first quarter of 1995 from the sale of an industrial building in Nashville, Tennessee. This purchase and sale is indicative of the opportunities within our business. We acquired the Nashville property two and one-half years ago from the mortgagee for $3,431,000, which we perceived as an advantageous price. Most investors at the time were aggressively pursuing residential properties. Given the aggressive residential pricing, MGI believed that then out-of-favor industrial investments would provide higher yields and an improved likelihood of capital appreciation. Our $1,400,000 gain, which computes to a 40% profit, plus the 12% annual cash flow yield on this investment, equaled a 28% average annual return during our holding period. Our overall return suggests that prudent diversification is not a liability but an asset.

Acquisitions
During 1994, we acquired $31,786,000 worth of real estate and sold properties for an aggregate price of $25,200,000. Our investment of $31,786,000 covers eight different properties, each representing a strategic opportunity to add income and value to the Trust. Entrance yields on the $31,786,000 are anticipated to average 11.5% by mid-1995, more than 200-basis points higher than the yield at which the properties were sold. Of the $31,786,000 in acquisitions, $27,643,000 are properties located in Massachusetts; the remaining $4,143,000 was invested in St. Louis, Missouri, where we have six other properties. These acquisitions and the underlying strategy are discussed more fully beginning on page 5 of this Report. Aside from the improved 11.5% yield, these new assets are expected to provide significantly greater opportunity for value growth than the assets that were sold for $25,200,000.

                         MGI Properties 2 Annual Report

                             Letter To Shareholders

(charts)
Portfolio Distribution by Location
Northeast -------------------------------- 33%
Mid-West  -------------------------------- 33%
Southeast --------------------------- 25%
Mid-Atlantic ------- 9%


Capital Expenditures
1994 -------- $1,051,000 ---------------- $2,157,000
1993 ------- $984,000 ------------ $1,688,000
1992 ------ $934,000 ------------ $1,528,000
     -- Tenant Improvements  -- Capital Improvements

   Acquisitions have been concentrated in the price range of $2,000,000 to $10,000,000 per property. This sector of the market provides an all-cash buyer, such as MGI, with what we perceive to be a competitive advantage. Larger investors, such as pension funds, tend to focus on properties over $10,000,000, while investors below $10,000,000 traditionally require cumbersome mortgage debt, which restricts their ability to move as quickly as MGI. Our range of $2,000,000 to $10,000,000 also broadens our holdings, allowing us to spread risk and opportunity. This size also enables us to more readily liquify certain assets for cash when we perceive that an asset is approaching a pricing ceiling.
   Recent investments have provided longer-term leases, with durations running from three to twenty years, thus adding significant stability to our income stream. In several cases, we have taken partially occupied buildings and signed tenants prior to closing, with immediate improvement in yields and value. Typically, leases either have built-in escalations or are at levels that should afford improvement on renewal or releasing.

Portfolio/Leasing
During 1994, we leased or renewed approximately 529,800 square feet of non-residential space, including 161,700 square feet of space maturing in 1995. The effect of this leasing is that MGI entered 1995 with the portfolio approximately 96% leased, the same impressive level as a year ago. The 96% was comprised of 95.4% for non-residential property and 96.7% for residential space. Scheduled lease maturities in 1995 consist of approximately 433,000 square feet and represent a manageable 11% of the portfolio, roughly equal to lease expirations of 1994.
   Leases signed for non-residential space in 1994 on balance reflect modestly increased rents over those rent levels previously charged, which is indicative of the emerging recovery taking place in our markets. To achieve this leasing, the Trust expended $1,051,000 on tenant improvements to accommodate incoming or renewing tenants. The comparable amount in 1993 was $984,000. General capital expenditures in 1994 for non-residential properties involved an additional expenditure of $724,000, versus $1,157,000 in 1993. At our residential properties, capital expenditures were $1,433,000 in 1994 compared to $531,000 in 1993, with the majority of the increase due to significant improvement projects at two of our apartment complexes. These combined expenditures are funded out of cash flows and are essential to maintaining the opportunity for continued income growth. During 1995, budgeted expenditures for capital and tenant improvements are expected to exceed those of 1994, reflecting a larger portfolio and several major office leases.
   As noted, the Trust's portfolio produced a 10.9% yield in 1994, exclusive of gains and depreciation expense. This amount is an 8% increase over the 10.1% earned in 1993. Analyzing the 10.9% by component, industrial properties produced a strong 14.1%, office buildings earned 10.0%, retail was 8.5%, with residential earning 11.3%. All yields are calculated on a depreciated cost basis.

Dividends and Dividend Reinvestment and Share Purchase Plan
MGI has one of the strongest dividend coverages in the industry, distributing in 1994 56% of its $1.54 funds from operations. The dividend has been increased twice since August 1993; now, at $.88 per year, it is 10% higher than eighteen months ago.
   As the REIT industry grows, there will continue to be an on-going dialogue concerning proper dividend pay-out levels. For each company, the appropriate level will vary by property type within its portfolio and according to its investment horizons. REITs seeking little long-term capital appreciation will tend to pay out aggressive dividends, while growth-oriented entities will

                         MGI Properties 3 Annual Report

                             Letter To Shareholders

seek to balance dividend growth with the longer-term objective of building quality asset value and maximizing shareholder value.
     MGI's shareholders should anticipate future dividend growth, as earnings and values build. During 1994, out of funds from operations, the Trust was able to self-fund $.19 of capital improvements and $.09 of tenant improvements. An additional $.13 was directed to recurring amortization of debt and $.19 was reinvested in new acquisitions. These expenditures are preserving and enhancing property values and shareholders' equity. Trusts paying out maximum dividend levels are often forced to buy seemingly higher-yielding property, which often appreciates at a much lower rate than well-maintained, quality real estate.
    In the fourth quarter of 1994, MGI instituted a Dividend Reinvestment and Share Purchase Plan, whereby shareholders can reinvest their dividends in MGI shares, while also strengthening shareholders' equity. We have been encouraged by the initial participation levels of those shareholders who are using the Plan as an additional means of participating in MGI's growth. For shareholders who wish to join the Plan at this time, we have enclosed a participation form for completion and mailing to our Dividend Reinvestment Agent, the Bank of Boston.

Outlook
MGI has been operating as a REIT since 1971. We are one of only approximately twenty publicly-traded REITs that has operated through the major cycles of the last twenty-three years. Having taken the long-term perspective, MGI has emerged from each cycle stronger, with ever-increasing potential.
   The REIT industry has grown dramatically over the past several years, with fifty percent of the industry now less than two years old. Such rapid change breeds confusion and inefficiency, as the securities market seeks to digest a new landscape. This environment results in a period of unusual challenge for interim investors and opportunity for long-term shareholders, as recognition of value can lag actual progress and achievement.
   In its November 21, 1994 edition, Forbes magazine noted MGI's role in Boston's dramatic real estate recovery. The article noted that Boston office vacancies declined from 19.2% in 1991 to 12.1% in 1994 and that MGI, as a leading investor in the recovery, "_ stepped into the Boston market after the late-1980s crash, attracted by semivacant and foreclosed properties unloaded by humbled developers, banks and insurers." MGI laid the foundation for this strategic move in the early- to mid-1980s by electing not to leverage the portfolio and to diversify its assets out of the then overheating New England real estate market. The wisdom of that strategy is represented graphically by recent gains on the sales of buildings acquired at that time as a sensible alternative to the New England market.
   Taking a longer-term perspective, what is the outlook for MGI shareholders? Quietly and consistently, we are assembling an enviable portfolio that features favorable costs, above-average quality and capital gains potential. Investments in the $2,000,000 to $10,000,000 range, while not flamboyant, represent a lucrative segment of the marketplace; big is not always best. One by one, brick by brick, these buildings combine to form a cohesive and increasingly valuable and diversified portfolio in markets where MGI has a depth of knowledge and experience.
   Although real estate is often perceived as a high-risk business, our history and strategy provide a reasonable level of stability in this challenging industry. Diversification, low leverage, well-covered dividends and the ability and willingness to shun investments that fail to meet our standards, suggest that the foundation on which we build is solid. Efficiently managing the existing portfolio, complementing this with insightful and timely new acquisitions and periodic sales, our objective is to have a real estate portfolio value of not less than $24 per share, net of debt by the year 2000. At this juncture in 1995, the Trust appears to be on target.

/s/ W. Pearce Coues

W. Pearce Coues
Chairman of the Board of Trustees
January 27, 1995



                         MGI Properties 4 Annual Report

                             Property Acquisitions

The following pages review eight property investments initiated during 1994 and a ninth property acquired early in fiscal 1995. The 1994 investments total $31,786,000; acquisitions over a two and one-half year period total $81,429,000. Of these acquisitions $72,681,000 were in Massachusetts, a real estate market that has provided what we believe to have been unusually attractive buying opportunities.
   The floor of the market, evidenced by low prices and rents, appears to have been from 1992 to mid-1993. Since this time, a noticeable increase in rents and values has governed the market. Although prices have clearly been rising, MGI's 1994 acquisitions were made with great selectivity as to price and yields and, in our opinion, afford similar potential as acquisitions made over the previous two years.


                                                                                                                         Percentage
                                                                                                                          Leased at
  Investments                                         Original Cost    Cost/Sq.Ft.    Property Type           Sq.Ft.      11/30/94
  1995
  33 Broad Street, Boston, MA                           $ 1,835,000      $48.29      Office                    38,000          100%

  1994
  Two Federal Street, Billerica, MA                       4,363,000       43.63      Industrial/R&D           100,000          100%
  Five Federal Street, Billerica, MA                      2,072,000       36.80      Industrial/R&D            56,300          100%
  Four Andover Tech Center, Andover, MA                   6,492,000       50.56      Industrial/R&D           128,400          100%
  321 Billerica Road, Chelmsford, MA                      1,921,000       26.98      Industrial/R&D            71,200           90%
  234 Ballardvale Street, Wilmington, MA                  2,514,000       25.09      Industrial/R&D           100,200           52%
  805 Middlesex Turnpike, Billerica, MA                   4,811,000       39.34      Industrial/R&D           122,300          100%
  4142 Rider Trail, St. Louis, MO                         4,143,000       20.65      Distribution             200,600          100%
                                                         26,316,000       33.78                               779,000           93%
  Construction in Progress, Peabody, MA                   5,470,000           -      Retail                         -            -
                                                         31,786,000

  1993 and 1992 Massachusetts Investments
  326 Ballardvale Street, Wilmington, MA                  7,028,000       23.90      Distribution             294,000          100%
  400 Research Drive, Wilmington, MA                      4,602,000       42.07      Industrial/R&D           109,400          100%
  Point West Place, Framingham, MA                        7,214,000       66.18      Office                   109,000          100%
  One Winthrop Square, Boston, MA                         8,655,000       81.65      Office                   106,000           97%
  Two Andover Tech Center, Andover, MA                    7,240,000       68.63      Industrial/R&D           105,500          100%
  55 Middlesex Turnpike, Bedford, MA                      2,577,000       27.80      Industrial/R&D            92,700          100%
  47 Harvard Street, Westwood, MA                         1,515,000       19.57      Distribution              77,400          100%
  15 Crosby Drive, Bedford, MA                            2,247,000       31.83      Industrial/R&D            70,600          100%
  One Federal Street, Billerica, MA                       2,125,000       35.42      Industrial/R&D            60,000          100%
                                                         43,203,000       42.17                             1,024,600          100%
  Total                                                 $76,824,000      $38.75*                            1,841,600           98%

 *Excludes construction in progress.

                         MGI Properties 5 Annual Report

(Photo: Two & Five Federal Street, Billerica, Massachusetts)


Located in a 426,000 square-foot park, two separate research and development buildings were acquired as a package from a major life insurance company. The buildings contain a combined total of 156,300 square feet and were acquired for $6,435,000, equal to $41 per square foot.
    Both buildings are leased in their entirety to Wellfleet Communications, now Bay Networks, Inc. following a recent merger. Bay Networks is in the computer inter-networking business and is traded on the NASDAQ Stock Exchange with a market capitalization of $3.2 billion.
    Two Federal Street, which consists of 100,000 square feet, is leased through June 1998 at a current net rent of $4.50 per square foot that escalates $.50 per year. Bay Networks has one five-year option to renew at market.
    Five Federal Street, which consists of 56,300 square feet, is leased through December 1999 at a current net rent of $3.50 per square foot which escalates annually by $.25 per square foot. Bay Networks has one five-year option to renew at market.
    The combined average rent from both buildings should provide the Trust with a yield just over 11% on rents that we perceive to be below market. Following this acquisition MGI owns three buildings in the Park which is 100% occupied.


                         MGI Properties 6 Annual Report

(Photo: Four Andover Tech Center, Andover, Massachusetts)




   This 128,400 square-foot research and development property was developed by a major insurance company in 1984. It is part of an impressive 462,000 square-foot park consisting of four buildings, two of which are now owned by MGI. The Park enjoys a particularly strong location northwest of Boston in Andover, Massachusetts providing excellent access to all areas within Metropolitan Boston via Route 93, Route 495 and Route 128.
       MGI acquired the property for $6,492,000, a price of approximately
   $50 per square foot. We believe the reproduction cost of this property to be significantly over our acquisition price. The building is leased in its entirety to Hewlett Packard under a five-year net lease that now equals $5 per square foot. In addition to the $5 per square foot rent, Hewlett Packard invested significant funds for their own improvements. We believe the $5 per square foot net rent is modestly below prevailing market rents. Since our purchase, we have noted a significant firming of occupancy levels. Neighbors in the Park include NYNEX, Siemens, Ford Motor Credit and ISI.

                         MGI Properties 7 Annual Report

(Photo: 321 Billerica Road, Chelmsford, Massachusetts)



In November 1994, MGI acquired this 71,200 square-foot research and development building for $1,921,000, or $27 per square foot. MGI purchased the building from an insurance company whose loan had been $5,400,000, or $76 per square foot.
     The building is leased to six separate tenants and was 80% occupied when we initiated purchase discussions. Occupancy had risen to 90% when we closed the investment in November 1994 and is now 98%. Recent leases have ranged between $4.50 and $4.75 per square foot net, with lease terms running through 1997 to 2000. MGI's yield on the current occupancy is expected to exceed 13%. As this sector of the market, northwest of Boston near the intersection of Route 3 and Route 495, is showing consistent increases in occupancy, we believe the direction of rents will be upward from $4.50 per square foot net.


                         MGI Properties 8 Annual Report

(Photo: 234 Ballardvale Street, Wilmington, Massachusetts)




   A one-story industrial building, 234 Ballardvale Street contains 100,200 square feet. The facility, situated on 14.3 acres of land, is strategically located off Route 93 several miles north of Route 128. This type of building, referred to as a flex building, has truck docks for distribution purposes in the rear of the building, with office space that can be expanded or contracted in the front.
       MGI acquired the property in November 1994 for $2,514,000, equal to $25 per square foot, from a small pension fund in a liquidation mode.
       Shortly after acquisition, occupancy increased from 52% to 100%, as MGI leased the remaining vacant space to a new tenant, Progress Software Corporation. Progress Software Corporation is a NASDAQ listed company, which supplies application development technology and support services to business and government worldwide, with a market capitalization of approximately $310,000,000. Progress Software's five-year lease is for 48,575 square feet of space at a net rental rate of $3.75 per square foot. The tenant provided an extensive build-out at its own expense and has an option to renew for five years at market.

                         MGI Properties 9 Annual Report

(Photo: 805 Middlesex Turnpike, Billerica, Massachusetts)



   This 122,300 square-foot research and development building was acquired for $4,811,000, equal to $39 per square foot from a major life insurance company. During the latter part of the 1980s, buildings such as 805 Middlesex Turnpike were trading at prices of $85 to $90 per square foot.
              805 Middlesex Turnpike is leased in its entirety to PRI, Automation under a seven-year net lease currently at $3.75 net per square foot escalating to $4.50, $5.00 and $5.50 per square foot. PRI, Automation is a leading manufacturer of factory automation systems and is publicly traded on the NASDAQ Stock Exchange with a current stock market capitalization of approximately $90,000,000.
              Occupancy levels in this sector of the market are showing a strong trend, which indicates that rents should be escalating. The Trust's yield under the net lease in place is expected to average 11.7%

                        MGI Properties 10 Annual Report

(Photo: 4142 Rider Trail Drive, St. Louis, Missouri)



   The seven industrial buildings MGI owns in the St. Louis market have enjoyed a particularly strong occupancy level. 4142 Rider Trail is a 200,600 square-foot modern distribution building that MGI acquired in October 1994 for $4,143,000, equal to $20.65 per square foot. The seller was a large national pension fund that was forced to sell certain properties due to redemptions. The sale price was well below their cost of over $30 per square foot. The building has a tax assessment of $33 per square foot, which we intend to appeal based on our lower acquisition price.
              The building is well suited for distribution, with excellent access in a major industrial park, twenty-five modern truck doors and a desirable 24-foot clear ceiling height. The Park was developed by Ford Motor Credit; other buildings in the Park are owned by Equitable, Prudential, Trammel Crow and CIGNA. Major tenants in the Park include Whirlpool, Trane, J.C. Penny, Purina Mills and United Parcel Service.
              Our property is 100% occupied by two tenants, each occupying 100,000 square feet. Their leases go to August 1996 and 2002 at net rents of $2.75 and $3.00 per square foot, which we perceive to be below market with occupancies running over 95%.

                        MGI Properties 11 Annual Report

(Photo: Bradlees, Peabody, Massachusetts)


   This investment features a superior location and a high yield provided by a long-term escalating net rent. The building is leased to Bradlees, a New York Stock Exchange listed company. This retail store, which we anticipate owning in the summer of 1995, will provide a yield of 13% over a twenty-year lease reflecting built-in rent escalations every five years.
              The building is currently under construction with completion expected to be mid-1995. MGI is financing the construction and will acquire ownership upon completion and Bradlees' occupancy.
              Although we have been focusing largely on existing buildings, the real estate debacle of the late 1980s resulted in a capital void for new development. Given the approximately $114,000,000 market capitalization of Bradlees' stock, superior location and Bradlees' in-place lease, MGI's $11,100,000 investment provides similar growth and gain potential as afforded by the other investments made in 1994.


                        MGI Properties 12 Annual Report

(Photo: 33 Broad Street, Boston, Massachusetts)


   In December 1994, MGI acquired this 38,000 square-foot office property at a cost of $1,835,000, equal to $48.29 per square foot. The sale was orchestrated by a group of participating lenders whose debt was significantly higher than our purchase price.
              33 Broad Street was developed by Harvard College in 1904. It is strategically located in Boston's Financial District effectively at the corner of State Street and Broad Street. The cover picture on our Annual Report this year is of the Custom House at the foot of State Street approaching Boston Harbor, and was taken from the roof of our 33 Broad Street building.
              33 Broad Street is fully occupied at rents averaging $12.50 per square foot for the office space, with lease terms running approximately three to five years. With the dramatic recovery of the Boston office market and given this property's superior location and ability to serve full-floor tenants with excellent window lines, we believe the rental market value today for new leases is $2 higher than the leases in place.
              Our entrance yield, even with the below market rents in place, is expected to be over 10%. We plan a phased improvement program for the building which we believe will further enhance rent levels as leases mature.

                        MGI Properties 13 Annual Report

                          SUMMARY OF PROPERTIES OWNED
                               NOVEMBER 30, 1994

                                             Net Carrying Value    Percentage
  Apartment                        Units    Dollars       Per Unit   Leased
  Metairie, LA                      516  $10,746,000      $20,826     97%
  Harrison Township, MI             376    7,290,000       19,388     98%
  Bloomfield, MI                    346   14,810,000       42,803     98%
  Tampa, FL                         264    7,866,000       29,795     93%
  Laurel, MD                        237   11,692,000       49,333     95%
  Tampa, FL                         112    4,948,000       44,179     94%
  Total                           1,851  $57,352,000      $30,984     97%

                                               Net                 Percentage
  Partnership                      Units Carrying Value              Leased
  Washington, DC (4% )              778    $  16,000                  92%
  San Bruno, CA (2% )               430      225,000                  94%
  Total                           1,208     $241,000

                                                                 Per-    Scheduled Lease  Number
                                            Net Carrying Value  centage    Expirations    of                                Lease
  Industrial                    Sq.Ft.      Dollars     Sq.Ft.  Leased    1995     1996   Tenants  Principal Tenant       Expiration
  Research and Development
  Andover, MA                   128,400  $ 6,415,000   $49.96    100%       -        -        1    Hewlett Packard          7/31/99
  Billerica, MA                 122,300    4,802,000    39.26    100%       -        -        1    Precision Robotics       7/31/02
  Wilmington, MA                109,400    4,497,000    41.11    100%       -        -        3    United Shoe Machinery   12/31/01
  Andover, MA                   105,500    7,094,000    67.24    100%       -        -        1    ISI Systems, Inc.        4/30/99
  Wilmington, MA                100,200    2,510,000    25.05     52%       -        -        1    Datawatch                4/30/99
  Billerica, MA                 100,000    4,273,000    42.73    100%       -        -        1    Bay Network, Inc.        6/30/98
  Bedford, MA                    92,700    2,483,000    26.79    100%       -       81%       3    Imaging Technology       7/25/96
  Chelmsford, MA                 71,200    1,918,000    26.94     90%       -        -        6    W.J. Schaffer Assoc.     7/31/98
  Bedford, MA                    70,600    2,204,000    31.22    100%       -        -        1    Atex Publishing          7/31/98
  Billerica, MA                  60,000    2,112,000    35.20    100%       -        -        2    Bay Networks, Inc.       3/30/99
  Billerica, MA                  56,300    2,031,000    36.11    100%       -        -        1    Bay Networks, Inc.      12/31/99
  St. Louis, MO                  40,900    1,351,000    33.03    100%      22%       5%       8    IBF Business Forms       6/30/98
  St. Louis, MO                  35,600    1,926,000    54.10    100%      57%       -        3    Interlock                3/31/95

  Distribution and Manufacturing
  Wilmington, MA                294,000    6,905,000    23.49    100%       -        -        4    Avon Dispatch            5/31/00
  Nashville, TN                 203,000    3,315,000    16.33     88%       -        -        5    Burnham Industries       5/31/97
  St. Louis, MO                 200,600    4,135,000    20.61    100%       -       50%       2    Everest & Jennings        7/7/02
  North Charleston, SC          191,900    2,382,000    12.41    100%       -      100%       2    Mill Transportation     12/31/95
  St. Louis, MO                  95,600    2,185,000    22.86    100%     100%       -        2    S.P. Richards            8/31/95
  Westwood, MA                   77,400    1,495,000    19.32    100%       -        -        1    PB Diagnostics Systems   5/31/97
  St. Louis, MO                  61,400    1,458,000    23.75    100%     100%       -        2    American Greetings       4/14/95
  St. Louis, MO                  61,200    1,549,000    25.31    100%       -        -        1    Tyler Mountain Water    12/31/97
  Blue Ash, OH                   53,200      616,000    11.58    100%     100%       -        1    Aero Mailing             8/31/95
  St. Louis, MO                  41,000    1,169,000    28.51    100%     100%       -        2    Nat'l Service Industries 3/31/95
  Blue Ash, OH                   38,700      496,000    12.82    100%     100%       -        1    Ethicon                  1/31/95
  Total                       2,411,100  $69,321,000   $28.75     97%      13%      15%      55

  Office
  Franklin Township, NJ         178,600  $14,891,000   $83.38     82%       -       11%      11    Merrill Lynch            6/30/97
  Tampa, FL                     122,400    9,627,000    78.65     93%       8%       4%      16    Bally                    6/30/00
  Framingham, MA                109,000    7,103,000    65.17     99%      18%      12%      29    National Dentex          1/31/98
  Boston, MA                    106,000    8,436,000    79.58     97%      10%       4%      11    Cambridge Associates     4/26/99
  Ann Arbor, MI                  76,600    5,744,000    74.99     93%       7%      13%       7    Comshare                 2/28/05
  Naperville, IL                 63,800    4,657,000    72.99     87%      10%       3%      12    Eby Brown                6/30/04
  Greenville, SC                 48,600    2,221,000    45.70     70%      21%      28%      21    S.C. Tax Commission      6/30/96
  Greenville, SC                 46,000    1,766,000    38.39     96%      46%      22%       7    S.C. Voc. Rehab. Dept.  10/31/95
  Charlotte, NC                  16,300      887,000    54.42     47%       -       47%       1    Comprehensive Medical    9/21/96
  Total                         767,300  $55,332,000   $72.11     89%      10%      11%     115

  Retail
  Aurora, IL                    313,000  $27,341,000   $87.35     97%       7%      15%      27    Builders Square          8/31/06
  Baltimore, MD                 135,000    6,712,000    49.72    100%       5%       2%      14    K mart Corp.             1/30/05
  Nashville, TN                 111,400    3,910,000    35.10     99%       4%       7%       9    Burlington Coat Factory  1/31/10
  Tampa, FL                     100,600    8,337,000    82.87     97%       5%      12%      19    Publix Supermarket      11/30/06
  Hagerstown, MD                 40,200    1,460,000    36.32    100%       -        -        1    Giant Food Stores, Inc. 12/31/04
  Total                         700,200  $47,760,000   $68.21     98%       6%      10%      70


                        MGI Properties 14 Annual Report

                                                                     NO POSTAGE
                                                                     NECESSARY
                                                                     IF MAILED
                                                                       IN THE
                                                                   UNITED STATES

                             BUSINESS REPLY CARD
                 FIRST CLASS MAIL PERMIT NO. 3736 BOSTON, MA

                      POSTAGE WILL BE PAID BY ADDRESSEE

                            BANK OF BOSTON
                            DIVIDEND REINVESTMENT
                            MS: 45-01-20
                            P.O. BOX 1681
                            BOSTON, MA 02105-9904

DIVIDEND
REINVESTMENT PLAN

MGI Properties offers a Dividend
Reinvestment Plan which enables
its shareholders to automatically
invest dividends, as well as make
voluntary cash payments towards
the purchase of additional shares.

Please send me a Prospectus and Enrollment Card for your Dividend
Reinvestment Plan.

[] I am a registered shareholder with shares held in my name.

[] I am a shareholder with my shares held by a nominee such as a broker, bank or other similar organization.


Name: _______________________________________________________________________
                            (Type or print, please)

Address: ____________________________________________________________________


City: __________________________________ State: _____________ Zip: __________


Telephone Number: ___________________________________________________________

Note: If your shares are held by a nominee (such as a broker, bank or other similar organization), you also need to contact them for their individual enrollment procedures. You will only receive a Prospectus upon return of this card.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

  Liquidity and Capital Resources
     At November 30, 1994 financial liquidity was provided by $13.5 million in cash and investment securities and by unused lines of credit of $23.0 million. Shareholders' equity of $176.1 million at November 30, 1994, when compared to $171.0 million at November 30, 1993, primarily reflects net income in excess of distributions.
     Principal sources of funds in fiscal 1994 included property operations, the sale of eight industrial properties and an apartment complex, mortgage loan proceeds, and the sale of a partnership interest. During 1994, these resources were used to pay dividends of $9.8 million, to repay $10.4 million of indebtedness, to fund capital and tenant improvements of $2.1 million and $1.1 million, respectively, and to acquire seven industrial properties -- six industrial buildings totaling 578,400 square feet, located in Massachusetts, for an aggregate price of $22.2 million and one 200,600 square-foot industrial property, located in Missouri, for a price of $4.1 million.
     Additionally, in October 1994, the Trust signed a commitment to acquire a newly constructed department store of approximately 100,000 square feet located in Peabody, Massachusetts for a price of $11.1 million. The facility, now under construction, is being funded by MGI subject to a construction loan agreement which is reflected as an investment in real estate for financial reporting purposes. The building will be leased in its entirety by Bradlees, which is traded on the New York Stock Exchange, under a twenty-year net lease. The purchase is anticipated to occur in mid-1995 upon the satisfactory completion of construction of the building. As of November 30, 1994, the Trust has advanced $5.5 million of the construction loan.
     Mortgage and other loans payable totaled $71.0 million at November 30, 1994 (74% fixed rate and 26% floating rate), a net increase of $4.1 million compared to $66.9 million at November 30, 1993. During 1994, the Trust executed mortgages totaling $22.7 million with an average interest rate of 8.1%. In addition, the Trust retired $19.2 million of debt related to maturing notes and properties sold. Scheduled payments of loan principal amortization totaled $1.4 million. In 1994, MGI entered into a $15.0 million, two-year, floating rate, secured line of credit facility, which increased the total lines of credit to $25.0 million. At November 30, 1994, the Trust had $2.0 million outstanding on its lines. Mortgage and other loans payable are collateralized by thirteen of MGI's properties having an aggregate carrying value of $119.6 million, $3.2 million of investment securities and MGI's guarantees of $4.5 million. Scheduled loan principal payments due within twelve months of November 30, 1994 total $1.5 million. MGI believes it will continue to be able to extend or refinance maturing mortgage loans upon satisfactory terms.
     In December 1994, the Trust acquired a 38,000 square-foot office building located in Boston, Massachusetts for a price of $1.8 million. In January 1995, the Trust agreed to acquire a 190,000 square-foot industrial building located in Tewksbury, Massachusetts for a price of $5.75 million, subject to the satisfactory completion of certain conditions including due diligence and the execution with a publicly-traded company of a fifteen-year lease for the entire building. The lease would commit the Trust to tenant and capital improvements totaling approximately $6.3 million. Other cash requirements in 1995 are distributions to shareholders, capital and tenant improvements and other leasing expenditures required to maintain MGI's occupancy levels and other investment undertakings. During the period 1992 through 1994, annual expenditures for capital and tenant improvements averaged approximately 1.3% of net real estate investments. In 1995, budgeted capital and tenant improvements, which are based on assumed leasing activity, completion of discretionary capital projects and estimated costs, approximates 2.9% of net real estate investments, excluding any commitments associated with the purchase of the 190,000 square-foot industrial building. The budgeted increase in 1995 over the average of previous years is primarily due to proposed capital and tenant improvements in the office segment, which reflects budget leasing assumptions for the year. Included in the 1995 budget is $1.5 million of tenant improvements related to a signed 61,000 square-foot office lease at its Michigan office building. Additionally, the Trust has budgeted $.8 million of interior and exterior improvements for its apartment complexes and $.5 million for paving and roof replacements at certain industrial buildings.
     Principal sources of funds in the future are expected to be from operations of properties, including those acquired in the future, mortgage or refinancing of existing mortgages on properties and MGI's portfolio of investment securities. Other potential sources of funds include the proceeds of offerings of additional equity or debt securities or the sale of real estate investments. In this regard, the Trust sold an industrial property located in Nashville, Tennessee for $4.8 million and will recognize a gain of approximately $1.4 million in the quarter ending February 28, 1995. The cost of new borrowings or issuances of equity capital will be measured against the anticipated yields of investments to be

                        MGI Properties 15 Annual Report

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

  acquired with such funds. The purchase of additional properties in 1995 may require the use of funds from MGI's lines of credit, new borrowings, or the issuance of securities. MGI believes the combination of cash and investment securities, the value of MGI's unencumbered properties and other resources are sufficient to meet its short and long-term liquidity requirements.

  Results of Operations
  1994 Compared to 1993
  Net income for 1994 of $14.5 million, or $1.26 per share, exceeded net income of $8.0 million, or $.75 per share, in 1993. Included in net income in 1994 was a net gain of $4.5 million, or $.39 per share, which resulted from the sale of real estate investments for an aggregate sales price of $25.2 million. Income before net gains increased 25% to $10.0 million for 1994, compared to $8.0 million in 1993. The increase in income before net gains when comparing 1994 to 1993 resulted principally from the increase in properties owned.
     Funds from operations in 1994 totaled $17.7 million, or $1.54 per share, compared to $15.0 million, or $1.42 per share, in 1993. MGI defines funds from operations as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring, sales of property and similar non-cash items, depreciation and amortization charges and equity method partnership losses. MGI believes funds from operations is an appropriate supplemental measure of operating performance. The change in funds from operations is attributable to the same factors that affected income before net gains with the exception of depreciation and amortization expense.
     A primary component of the change in income before net gains is property operating income which is defined as rental and other income less property operating expenses and real estate taxes. Property operating income increased by $4.2 million (20%) to $25.6 million in 1994 from $21.4 million in 1993. This increase is largely due to the 1993 and 1994 acquisitions which contributed $4.2 million and $1.1 million to the increase, respectively. These properties consist of seventeen industrial and two office buildings totaling over 1.9 million square feet (50% of the total non-residential portfolio) and are 97% leased as of November 30, 1994. Properties sold during 1994 reduced property operating income by less than $0.3 million. Property operating income for the balance of the portfolio, which the Trust owned as of the beginning of fiscal 1993, has increased by $0.2 million to $16.1 million, without consideration of $1.0 million income received during 1993 in connection with the amendment and assignment of a lease at Yorkshire Plaza located in Aurora, Illinois.
     With respect to this group of properties, which the Trust owned throughout all of 1993 and 1994, apartment property operating income has improved by 6% largely due to increases in rental rates, with average occupancy at 94% for both 1993 and 1994. Industrial property operating income has improved 20% due to an increase in occupancy. Overall, average occupancy for all industrial properties owned has improved by 2% to 98% during 1994. The increases in property operating income from comparable apartment and industrial buildings are offset, however, by a $0.5 million decline from comparable office buildings. Average occupancy in office buildings has declined from 94% in 1993 to 88% in 1994, primarily due to increased average vacancy at the suburban Chicago, Illinois and Somerset, New Jersey buildings during 1994. Retail property operating income is largely unchanged, excluding the $1.0 million lease amendment income received in 1993, and average occupancy has increased modestly from 92% to 93% from 1993 to 1994.
     The $7.3 million increase in rental and other income in 1994 compared to 1993 was principally the result of $1.5 million from the properties acquired in 1994, $6.8 million due to the partial year ownership of properties acquired in 1993, offset by a decrease of $0.5 million due to the sale of properties in 1994 and a decrease of $0.5 million from the balance of the portfolio. Included in 1993 rental and other income, however, was $1.0 million of income received in connection with the lease amendment, mentioned above. Exclusive of this income, revenue in the group of properties which the Trust owned throughout all of 1993 and 1994 has increased $0.5 million. Rental income from the comparable portfolio of apartments and industrial buildings has increased while revenue in the office segment has declined due to factors similar to those affecting property operating income.
     The $2.0 million increase in property operating expenses and the $1.2 million increase in real estate taxes in 1994 as compared to 1993, reflect primarily (i) $0.2 million and $0.3 million, respectively, attributable to the properties acquired in 1994, (ii) $1.7 million and $0.9 million, respectively, due to the buildings acquired in 1993 (iii) $0.2 million and $0.1 million, respectively, from the balance of the portfolio, which are offset by the decreases of $0.1 million and $0.1 million, respectively, due to buildings

                        MGI Properties 16 Annual Report

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

  sold in 1994. The $0.7 million increase in depreciation and amortization expense for 1994 when compared to 1993 was mostly due to partial year ownership of the properties acquired in 1994 and 1993.
     Three additional factors also contributed to the change in income before net gains and funds from operations when 1994 is compared to 1993. Interest income in 1994 reflects a decrease in the average outstanding balance of short-term investments. General and administrative expenses increased in 1994 primarily reflecting an increase in personnel and shareholder-related items. Interest expense increased reflecting a higher average level of debt outstanding.
     At November 30, 1994, scheduled 1995 lease expirations for non-residential space approximates 433,000 square feet, or 11% of the entire commercial portfolio, which is similar to the percentage of scheduled expiration for fiscal 1994. Of these scheduled expirations, 319,000 square feet is industrial space, 75,000 square feet is office and 39,000 square feet is retail. During 1994, the Trust signed leases totaling 530,000 square feet with lease commencement dates in 1994 and 1995.

  1993 Compared to 1992
  Net income for 1993 of $8.0 million, or $.75 per share on the greater number of shares outstanding, exceeded net income of $7.2 million, or $.77 per share, in 1992. Included in net income in 1992 was a net gain of $1.6 million, or $.17 per share.
     The increase in income before net gains when comparing 1993 to 1992 resulted principally from the increase in properties owned and the receipt of a non-recurring fee. As a result, rental and other income, property operating expenses, real estate tax expense, depreciation and amortization expense increased and mortgage interest income decreased in 1993. The $8.2 million increase in rental and other income in 1993 compared to 1992 was principally the result of (i) $3.6 million from the properties acquired in 1993, (ii) $2.4 million related to the reclassification of MGI's investment in a Metairie, Louisiana apartment complex to owned real estate from a mortgage receivable,
  (iii) $1.0 million of non-recurring income received in connection with the assignment and amendment of a lease at Yorkshire Plaza, Aurora, Illinois, (iv) $0.8 million due to the partial year ownership of properties acquired in 1992 and (v) the $0.4 million increase from the balance of the portfolio.
     The $2.4 million increase in property operating expenses and the $0.9 million increase in real estate taxes in 1993 as compared to 1992, reflect primarily (i) $1.0 million and $0.1 million, respectively, related to the Metairie, Louisiana apartment complex, (ii) $0.8 million and $0.6 million, respectively, from the properties acquired in 1993, (iii) $0.2 million and $0.1 million, respectively, due to the buildings acquired in 1992 and (iv) $0.4 million and $0.1 million, respectively, from the balance of the portfolio. The $1.0 million increase in depreciation and amortization expense for 1993 when compared to 1992 was mostly due to partial year ownership of the properties acquired in 1993 and 1992 ($0.4 million) and the Louisiana apartment complex ($0.5 million).
     The $1.6 million decrease in mortgage interest income in 1993 is due the reclassification of the Metairie, Louisiana investment to real estate owned and the acquisition by MGI of the four properties that secured a $6.6 million MGI wrap-around mortgage loan. Three additional factors also contributed to the increase in income before net gains and funds from operations when 1993 is compared to 1992. Interest income in 1993 reflects a decrease in the average outstanding balance of short-term investments and lower interest rates. General and administrative expenses increased in 1993 primarily reflecting an increase in personnel. Lower average levels of debt outstanding, combined with lower interest rates on variable rate debt, resulted in deceased interest expense of $0.5 million when 1993 is compared to 1992.
     Real estate investments and operations are subject to a number of factors, including changes in general economic climate, local conditions (such as an oversupply of space, a decline in effective rents or a reduction in the demand for real estate), competition from other available space, the ability of the owner to provide adequate maintenance, to fund capital and tenant improvements required to maintain market position and control of operating costs. In certain markets in which the Trust owns real estate, overbuilding and local or national economic conditions have combined to produce lower effective rents and/or longer absorption periods for vacant space. As the Trust re-leases space, certain effective rents may be less than those earned previously. Management believes its diversification by region and property type reduces the risks associated with these factors and enhances opportunities for cash flow growth and capital gains potential, although there can be no assurance thereof.
     During the past three fiscal years, the impact of inflation on MGI's operations and investment activity has not been significant.

                        MGI Properties 17 Annual Report

                          Consolidated Balance Sheets

                                                                                           November 30,
                                                                                     1994                1993
Assets
Real estate, at cost (notes 2, 3 and 4)                                          $267,530,000     $258,663,000
Accumulated depreciation and amortization                                         (32,029,000)     (29,992,000)
Net investments in real estate                                                    235,501,000      228,671,000
Cash                                                                                1,774,000        1,564,000
Short-term investments, at cost, which approximates market value (note 4)          11,118,000       10,252,000
U.S. Government securities, at cost, which approximates market value (note 4)         629,000          837,000
Other assets                                                                        7,013,000        5,376,000
                                                                                 $256,035,000     $246,700,000


Liabilities and Shareholders' Equity
Liabilities:
Mortgage and other loans payable (note 4)                                        $ 70,954,000     $ 66,949,000
Other liabilities                                                                   5,286,000        5,012,000
Total liabilities                                                                  76,240,000       71,961,000

Deferred gain (note 2)                                                              3,700,000        3,700,000
Commitments (note 2)
Shareholders' equity (notes 5 and 6):
Preferred shares - $1 par value: 2,000,000 shares authorized; none issued                  --               --
Common shares - $1 par value: 17,500,000 shares authorized;
  11,465,842 issued (11,448,152 at November 30, 1993)                              11,466,000       11,448,000
Additional paid-in capital                                                        165,921,000      165,673,000
Distributions in excess of net income                                              (1,292,000)      (5,935,000)
                                                                                  176,095,000      171,186,000
At November 30, 1993, 14,431 shares in treasury, at cost                                   --         (147,000)
Total shareholders' equity                                                        176,095,000      171,039,000
                                                                                 $256,035,000     $246,700,000

See accompanying notes to consolidated financial statements.

                        MGI Properties 18 Annual Report

                      Consolidated Statements of Earnings

                                                                                               Year Ended November 30,

                                                                                      1994               1993              1992
  Income
  Rental and other income                                                          $43,422,000       $36,094,000       $27,928,000
  Interest on mortgage loans                                                                 -            54,000         1,686,000
  Interest on investment securities                                                    394,000           659,000           916,000
  Other                                                                                 64,000            91,000            59,000
  Total income                                                                      43,880,000        36,898,000        30,589,000
  Expenses
  Property operating expenses                                                       12,437,000        10,457,000         8,089,000
  Real estate taxes                                                                  5,417,000         4,247,000         3,353,000
  Depreciation and amortization                                                      7,654,000         6,987,000         5,996,000
  Interest                                                                           5,781,000         5,059,000         5,511,000
  General and administrative                                                         2,580,000         2,191,000         2,036,000
  Total expenses                                                                    33,869,000        28,941,000        24,985,000
  Income before net gains                                                           10,011,000         7,957,000         5,604,000
  Net gains (note 2)                                                                 4,480,000                 -         1,644,000
  Net income                                                                       $14,491,000       $ 7,957,000       $ 7,248,000


  Per Share Data
  Income before net gains                                                                $ .87              $.75              $.60
  Net gains                                                                                .39                 -               .17
  Net income                                                                             $1.26              $.75              $.77


  Weighted average shares outstanding                                               11,450,451        10,574,104         9,402,476

  See accompanying notes to consolidated financial statements.

                        MGI Properties 19 Annual Report


                     Consolidated Statements of Cash Flows

                                                                        Year Ended November 30,

                                                                 1994            1993            1992
Cash Flows from Operating Activities
Net income                                                   $ 14,491,000    $  7,957,000    $  7,248,000
Adjustments to reconcile net income to
  net cash provided by operating activities:
Depreciation and amortization                                   7,654,000       6,987,000       5,996,000
Net gains                                                      (4,480,000)             --      (1,644,000)
Equity in losses of partnerships                                       --          45,000          90,000
Other                                                            (959,000)        803,000         903,000
Net cash provided by operating activities                      16,706,000      15,792,000      12,593,000
Cash Flows from Investing Activities
Acquisitions of real estate                                   (31,786,000)    (40,963,000)     (6,005,000)
Additions to real estate                                       (3,208,000)     (2,672,000)     (2,471,000)
Net proceeds from sales of real estate interests               15,020,000              --      18,773,000
Cash distributions from real estate partnership                   100,000              --              --
Additions and advances on mortgage loans receivable                    --         (79,000)       (235,000)
Decrease in U.S. Government securities, net                       208,000         780,000         625,000
Other                                                            (116,000)        (85,000)        154,000
Net cash provided by (used in) investing activities           (19,782,000)    (43,019,000)     10,841,000
Cash Flows from Financing Activities
Proceeds from sale of common shares, net                           41,000      25,640,000              --
Repayment of mortgage and other loans payable                 (10,439,000)     (7,688,000)     (7,227,000)
Additions to mortgage and other loans payable                  24,188,000      13,338,000              --
Cash distributions paid                                        (9,828,000)     (8,460,000)     (7,523,000)
Stock option transactions                                         190,000          82,000         115,000
Net cash provided by (used in) financing activities             4,152,000      22,912,000     (14,635,000)
Net increase (decrease) in cash and short-term investments      1,076,000      (4,315,000)      8,799,000
Cash and cash equivalents:
Beginning of year                                              11,816,000      16,131,000       7,332,000
End of year                                                  $ 12,892,000    $ 11,816,000    $ 16,131,000


See accompanying notes to consolidated financial statements.

                        MGI Properties 20 Annual Report

                       Consolidated Statements of Changes
                            in Shareholders' Equity

                                            Number                       Additional    Distributions                     Total
                                          of Common       Common          Paid-in       in Excess of    Treasury      Shareholders'
                                        Shares Issued     Shares          Capital        Net Income      Shares          Equity
  Balance at November 30, 1991             9,448,152    $ 9,448,000     $142,089,000     $(5,157,000)   $(507,000)    $145,873,000
  Net income                                       -              -                -       7,248,000            -        7,248,000
  Distributions (note 6)                           -              -                -      (7,523,000)           -       (7,523,000)
  Options exercised and other                      -              -          (29,000)              -      179,000          150,000
  Balance at November 30, 1992             9,448,152      9,448,000      142,060,000      (5,432,000)    (328,000)     145,748,000
  Net income                                       -              -                -       7,957,000            -        7,957,000
  Sale of common shares                    2,000,000      2,000,000       23,640,000               -            -       25,640,000
  Distributions (note 6)                           -              -                -      (8,460,000)           -       (8,460,000)
  Options exercised and other                      -              -          (27,000)              -      181,000          154,000
  Balance at November 30, 1993            11,448,152     11,448,000      165,673,000      (5,935,000)    (147,000)     171,039,000
  Net income                                       -              -                -      14,491,000            -       14,491,000
  Dividend reinvestment and
    share purchase plan (note 5)               4,121          4,000           57,000               -            -           61,000
  Distributions (note 6)                           -              -                -      (9,848,000)           -       (9,848,000)
  Options exercised and other                 13,569         14,000          191,000               -      147,000          352,000
  Balance at November 30, 1994            11,465,842    $11,466,000     $165,921,000     $(1,292,000)   $       -     $176,095,000

  See accompanying notes to consolidated financial statements.

                        MGI Properties 21 Annual Report

                   Notes to Consolidated Financial Statements

  1-Summary of Significant Accounting Policies


  A. Consolidation
  The consolidated financial statements of the Trust include the accounts of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  B. Income Taxes
  The Trust intends to continue to qualify to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code of 1986 and the related regulations. In order to qualify as a real estate investment trust for tax purposes, the Trust, among other things, must distribute to shareholders at least 95% of its taxable income. It has been the Trust's policy to distribute 100% of its taxable income to shareholders; accordingly, no provision has been made for Federal income taxes.

  C. Income and Expense Recognition
  Income and expenses are recorded using the accrual method of accounting for financial reporting and tax purposes. Income or loss from real estate partnerships is accounted for according to generally accepted accounting principles using either the cost method or the equity method.

  D. Depreciation and Amortization
  Real estate investments, excluding land costs, are depreciated using the straight-line method over estimated useful lives of 20 to 40 years. Tenant improvements are amortized over the shorter of their estimated useful lives or lease terms ranging from 2 to 10 years. Equipment is depreciated over a range from 5 to 20 years. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

  E. Statements of Cash Flows
  For purposes of the statements of cash flows, all short-term investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.
     During 1994, the Trust sold seven industrial properties for $14.9 million in a single transaction. The properties were secured by a $10.2 million loan payable which was assigned to the purchaser at closing. Only the cash portion of the sale is reflected in the accompanying consolidated statement of cash flows.
     Cash interest payments of $5.8 million, $5.3 million and $5.5 million were made for the years ended November 30, 1994, 1993 and 1992, respectively.

  F. Fair Value of Financial Instruments
  The Trust estimated the fair values of its financial instruments at November 30, 1994 using discounted cash flow analysis and quoted market prices. Such financial instruments include short-term investments, U.S. Government securities, mortgage and other loans payable and mortgage notes receivable which were received in connection with transactions not qualifying as sales for financial accounting purposes and accordingly not reflected in the Trust's consolidated balance sheet. The excess of the aggregate fair value of the Trust's financial instruments over their aggregate carrying amounts is not material.

  G. Net Income Per Share
  Net income per share is computed based on the weighted average number of common shares outstanding.

                        MGI Properties 22 Annual Report

                   Notes to Consolidated Financial Statements

  2-Investments

  A. Real Estate
  A summary of real estate investments follows:

                                                                                Accumulated
                                                               Buildings       Depreciation
                                                                  and               and                  Net Carrying Amount
  Type of Investment                         Land            Improvements      Amortization           1994               1993
  Industrial                               $15,583,000       $ 56,805,000       $ 3,067,000        $ 69,321,000       $ 57,304,000
  Apartment                                 10,831,000         60,503,000        13,957,000          57,377,000         64,030,000
  Office                                    12,461,000         52,268,000         9,397,000          55,332,000         56,559,000
  Retail                                    19,110,000         34,258,000         5,608,000          47,760,000         48,635,000
  Retail - construction in progress                  -                  -                 -           5,470,000                  -
  Partnership                                        -                  -                 -             241,000          2,143,000
                                           $57,985,000       $203,834,000       $32,029,000        $235,501,000       $228,671,000



  A discussion of certain real estate investments follows:
     In October 1994, the Trust signed a commitment to acquire a newly constructed department store of approximately 100,000 square feet located in Peabody, Massachusetts for a price of $11.1 million. The facility, now under construction, is being funded by the Trust subject to a construction loan agreement which requires interest at 9% per annum and is secured by a first mortgage, an assignment of the lease and guarantees of the borrower. Additionally, the tenant has guaranteed the completion of construction and the funding of cost overruns exceeding a specified dollar amount. The building is leased in its entirety to Bradlees, a NYSE company, subject to a twenty-year net lease. The purchase of the building is expected to occur in mid-1995 upon satisfactory completion of construction. The construction loan is reflected as an investment in real estate for financial reporting purposes.
     In 1982, the Trust sold its investment in a Michigan apartment complex and received a $15.5 million purchase money mortgage in a transaction that did not meet the conditions for a completed sale for financial accounting purposes. The loan, which matures in February 1995, has an interest rate of 7% and provides for the Trust to receive at least 50% but not more than 60% of the shared appreciation value in excess of the outstanding note balance. In addition, the Trust has a 35% ownership interest, direct and indirect, in the partnership owning this complex. The Trust's purchase option expires in February 1995 and allows it to obtain a maximum equity interest of 67.5%. At November 30, 1994, the Trust carried this asset as a real estate investment at a net carrying value of $7.3 million, which excludes the gain from the sale.
     At November 30, 1992, the Trust began to account for its loan on a Metairie, Louisiana apartment complex as real estate owned. The Trust had been recognizing interest income ($1.1 million in 1992) on the related mortgage loan as received. During 1994 and 1993, the Trust has recognized property income and expenses as if it owned the property. For tax purposes, at November 30, 1994, this investment is reflected as a $14.1 million, 8.5% mortgage loan receivable.
     With respect to a San Bruno, California partnership investment, the Trust is entitled to receive 50% of property cash flow and residuals through a 2% limited partnership interest (carrying value of $225,000) and has an option to increase its equity interest. In addition, the Trust has a loan receivable from the partnership with a $3.1 million tax basis. Such loan is not recorded in the accompanying financial statements.

  B. Net Gains
  In 1994, the Trust sold nine properties and one real estate partnership interest with an aggregate net carrying value of $20.7 million for an aggregate net sales price of $25.2 million resulting in gains totalling $4.5 million.
     In 1992, the Trust recognized a gain of $3.7 million and deferred an additional gain of $3.7 million, which was effectuated by the December 1991 repayment of approximately $18.8 million of financing it had provided to the partnership owning the San Bruno, California apartment complex. Prior to the completion of the December 1991 transaction, a 1976 sale had not met the conditions for a completed sale and the Trust carried this property as a real estate investment for financial accounting purposes. In addition, in 1992, the Trust recognized a $2.1 million write-down of the Metairie, Louisiana investment discussed above.

                        MGI Properties 23 Annual Report

                   Notes to Consolidated Financial Statements

  3-Leases

  All leases relating to real estate investments are operating leases; accordingly, rental income is reported when earned.
     Future minimum lease payments on noncancelable operating leases at commercial properties at November 30, 1994 are: $23.7 million in 1995, $21.4 million in 1996, $17.7 million in 1997, $13.5 million in 1998, $10.0 million in 1999, and $30.5 million thereafter.
     The above amounts do not include contingent rental income which is received under certain leases based upon tenant sales, ad valorem taxes, property operating expenses and/or costs to maintain common areas. Contingent rental income was $5.4 million in 1994, $3.4 million in 1993 and $2.6 million in 1992.
     Operating leases on apartments generally have a term of one year or less.

  4-Mortgage and Other Loans Payable

  Mortgage and other loans payable at November 30 follow:

                                                                                                  1994              1993

Mortgage loans, maturing 1996 through 2014, at effective interest rates ranging from
  7.58% to 9.5%, net of unamortized discount of $31,000 in 1993                                $52,224,000      $49,918,000
Mortgage loan, maturing in September 1999 at an effective variable interest rate,
  7.81% and 5.25% at November 30, 1994 and 1993, respectively                                   10,884,000       11,185,000
Housing revenue bond, maturing 2007, at 5.40% and 4.28% at November 30, 1994
  and 1993, respectively                                                                         5,750,000        5,750,000
Amount outstanding under line of credit, maturing in June 1996, at a variable interest rate,
  8.5%, at November 30, 1994                                                                     2,000,000               --
Other, maturing 1995, at 7.50%                                                                      96,000           96,000
                                                                                               $70,954,000      $66,949,000

Weighted average interest rate                                                                        8.48%            8.52%

  These loans payable are nonrecourse and are collateralized by certain real estate investments having a net carrying value of $119.6 million and the Trust's guarantee of $4.5 million. Loans require monthly principal amortization and/or a balloon payment at maturity.
     The Trust has lines of credit of $10.0 million and $15.0 million maturing September 1996 and June 1996, respectively. Both credit agreements contain restrictive covenants which, among other things, require the Trust to maintain certain financial ratios and restrict the incurrence of certain indebtedness and the making of certain investments. Borrowings under the lines are secured by mortgage and security interests in real estate and are subject to a variable interest rate. A fee in the amount of .25% per annum is charged on the unused amounts.
     The housing revenue bond is tax exempt and is secured by real estate having a net carrying value of $4.9 million. The bond is also secured by a letter of credit which is collateralized by $3.2 million of short-term investments and U.S. Government securities. The Trust has also guaranteed $3.0 million of the debt. The base interest rate floats weekly and was 3.5% at November 30, 1994 (an effective interest rate of 5.4% due to the payment of fees).
     Principal payments on mortgage and other loans payable due in the next five years and thereafter are as follows: $1.5 million in 1995, $13.5 million in 1996, $17.3 million in 1997, $1.4 million in 1998, $10.5 million in 1999, and
  $26.8 million thereafter.

                        MGI Properties 24 Annual Report

                   Notes to Consolidated Financial Statements

  5-Shareholders' Equity

  A. Stock Option Plans
  At the 1994 annual meeting, shareholders ratified the 1994 Employee Stock Option and Stock Appreciation Rights Plan and the 1994 Trustees' Stock Option Plan.
     Under the Trust's 1988 and 1994 stock option plans for key employees and Trustees (the "Plans"), incentive stock options with or without stock appreciation rights or nonqualified options and related stock appreciation rights may be granted to employees, and nonqualified options may be granted to Trustees. Under the Plans, options may be granted at an exercise price not less than fair market value of the Trust's common shares on the date of grant. Changes in options outstanding during the years ended November 30 were as follows:
                              1994          1993          1992

  Balance at
    beginning of year         464,532       467,000       433,000
  Granted                     101,000        24,000        49,000
  Exercised                   (15,900)      (14,468)      (15,000)
  Expired                           -       (12,000)            -
  Balance at end of year      549,632       464,532       467,000

  Shares available for
    granting future options   590,325       121,325       140,000

  The weighted average exercise price per option at November 30, 1994, 1993 and 1992 was $12.62, $12.16 and $11.88, respectively. The shares reserved expire by April 2004 and all outstanding options expire by April 2004. Subsequent to November 30, 1994, 112,000 options were granted, of which half are currently exercisable and half are exercisable in December 1995. All other options outstanding are currently exercisable.

  b. Shareholder Rights Plan
  On June 21, 1989, the Board of Trustees adopted a shareholder rights plan. Under this plan, one right was attached to each outstanding common share on July 5, 1989, and one right will be attached to each share issued thereafter. Each right entitles the holder to purchase, under certain conditions, one one-hundredth of a share of Series A participating preferred stock for $60. The rights may also, under certain conditions, entitle the holders to receive common shares of the Trust, common shares of an entity acquiring the Trust, or other consideration, each having a value equal to twice the exercise price of each right ($120). One hundred fifty thousand preferred shares have been designated as Series A participating preferred shares and are reserved for issuance under the shareholder rights plan. The rights are redeemable by the Trust at a price of $.01 per right. If not exercised or redeemed, all rights expire in July 1999.

  c. Dividend Reinvestment and Share Purchase Plan
  Effective August 1994, a Dividend Reinvestment and Share Purchase Plan was implemented. Under this plan, shareholders of record who own 100 shares or more will have the option of electing to receive, in full or in part, dividends in the form of MGI shares in lieu of cash. The price of shares purchased with reinvested dividends will be at a 3% discount in the case of newly issued shares. If MGI purchases shares in the open market for the plan, the price for such shares will be 100% of the average purchase price paid. Participants in the plan may make additional cash purchases of shares at the same price as shares purchased through the reinvestment of dividends.

  d. Common Stock Offering
  In May 1993 the Trust sold 2,000,000 shares of common stock in a public offering for a price of $13.785 per share. The Trust received net proceeds of $25.6 million after the underwriting discount and offering costs.

  6-Cash Distributions and Federal Income Taxes

  The difference between taxable income and net income reported in the consolidated financial statements is due principally to reporting certain gains for tax purposes under the installment method, use of net operating loss carryforwards available and differences in depreciation and in the basis of real estate sold as reported for tax and financial statement purposes.
     The Trust made cash distributions of ordinary income and capital gains of $.86 per share ($9.8 million) in 1994, and cash distributions of ordinary income of $.81 per share ($8.5 million) in 1993 and $.80 per share ($7.5 million) in 1992.
     On December 15, 1994, the Trust declared a dividend of $.22 per share payable on January 11, 1995 to shareholders of record on January 3, 1995.

                        MGI Properties 25 Annual Report

                   Notes to Consolidated Financial Statements

  7-Subsequent Events

  In December 1994, the Trust sold an industrial property located in Nashville, Tennessee for $4.8 million and will recognize a gain of approximately $1.4 million in the first quarter ending February 28, 1995.
     In December 1994, the Trust acquired a 38,000 square foot office building located in Boston, Massachusetts for a price of $1.8 million. The building is 100% occupied.


  8-Quarterly Financial Information (Unaudited)

  Quarterly results of operations for the years ended November 30, 1994 and 1993 follow:

                                                                                          1994 Quarter Ended
                                                                     February 28        May 31          August 31      November 30
  Total income                                                       $10,816,000      $10,953,000      $11,117,000     $10,994,000
  Total expenses                                                     $ 8,369,000      $ 8,573,000      $ 8,530,000     $ 8,397,000
  Income before net gains                                            $ 2,447,000      $ 2,380,000      $ 2,587,000     $ 2,597,000
  Net gains                                                          $   450,000      $         -      $ 2,700,000     $ 1,330,000
  Net income                                                         $ 2,897,000      $ 2,380,000      $ 5,287,000     $ 3,927,000
  Net income per share                                                      $.25             $.21             $.46            $.34


                                                                                          1993 Quarter Ended
                                                                   February 28(a)        May 31          August 31     November 30
  Total income(a)                                                    $ 9,093,000       $8,285,000       $9,339,000     $10,181,000
  Total expenses                                                     $ 6,710,000       $7,041,000       $7,413,000     $ 7,777,000
  Net income                                                         $ 2,383,000       $1,244,000       $1,926,000     $ 2,404,000
  Net income per share                                                      $.25             $.12             $.17            $.21

(a)Results for the quarter ended February 28, 1993 include a $1.0 million fee ($.10 per share) for the assignment and amendment of a lease.


                          Independent Auditors' Report

  To the Board of Trustees and Shareholders of MGI Properties:

  We have audited the accompanying consolidated balance sheets of MGI Properties and subsidiaries as of November 30, 1994 and 1993, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended November 30, 1994. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MGI Properties and subsidiaries as of November 30, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 1994 in conformity with generally accepted accounting principles.

                                       /s/ KPMG Peat Marwick LLP
  Boston, Massachusetts
  December 30, 1994

                        MGI Properties 26 Annual Report

                            Selected Financial Data*

                                                                            Five Years Ended November 30,
                                                       1994            1993             1992             1991             1990
  Summary of Operations
  Rental and other income                          $ 43,422,000     $ 36,094,000     $ 27,928,000     $ 30,662,000    $ 29,036,000
  Property operating expenses and
    real estate taxes                                17,854,000       14,704,000       11,442,000       12,442,000      11,334,000
                                                     25,568,000       21,390,000       16,486,000       18,220,000      17,702,000
  Interest and other income                             458,000          804,000        2,661,000        2,469,000       2,525,000
  Less expenses:
  Depreciation and amortization                       7,654,000        6,987,000        5,996,000        5,974,000       5,552,000
  Interest expense                                    5,781,000        5,059,000        5,511,000        6,429,000       5,925,000
  General and administrative                          2,580,000        2,191,000        2,036,000        2,108,000       2,208,000
  Income before net gains (loss)                     10,011,000        7,957,000        5,604,000        6,178,000       6,542,000
  Net gains (loss)                                    4,480,000                -        1,644,000                -        (360,000)
  Net income                                       $ 14,491,000     $  7,957,000     $  7,248,000     $  6,178,000    $  6,182,000


  Summary of Financial Position
  Investments in real estate, at cost              $267,530,000     $258,663,000     $209,905,000     $208,011,000    $205,993,000
  Cash and investment securities                   $ 13,521,000     $ 12,653,000     $ 17,748,000     $  9,574,000    $ 11,585,000
  Total assets                                     $256,035,000     $246,700,000     $214,161,000     $217,428,000    $222,434,000
  Mortgage and other loans payable                 $ 70,954,000     $ 66,949,000     $ 60,571,000     $ 67,852,000    $ 71,304,000
  Total shareholders' equity                       $176,095,000     $171,039,000     $145,748,000     $145,873,000    $147,213,000
  Weighted average shares outstanding                11,450,451       10,574,104        9,402,476        9,396,992       9,400,559


  Per Share Data
  Income before net gains and losses                      $ .87            $ .75            $ .60            $ .66           $ .70
  Net gains (loss)                                          .39                -              .17                -            (.04)
  Net income                                              $1.26            $ .75            $ .77            $ .66           $ .66

  Funds from operations                                   $1.54            $1.42            $1.24            $1.30           $1.29

  Dividend                                                $ .86            $ .81            $ .80            $ .80           $1.04

* The Selected Financial Data should be read in conjunction with the consolidated financial statements and the related notes appearing therein.

                        MGI Properties 27 Annual Report

                             Officers and Trustees

Officers

  W. Pearce Coues
  Chairman of the Board of Trustees and
  Chief Executive Officer

  Robert Ware
  Executive Vice President

  Phillip C. Vitali
  Executive Vice President and Treasurer

  Karl W. Weller
  Senior Vice President

  James P. O'Malley
  Senior Vice President

  Jean M. Harrington
  Vice President and Secretary

  David P. Morency
  Controller


Trustees

  W. Pearce Coues
  Chairman of the Board of Trustees and Chief Executive Officer Former President of National Association of Real Estate Investment Trusts, Inc.

  Herbert D. Conant
  Member of the Administrative-Audit Committee
  Former Chairman and
  Chief Executive Officer,
  The Turner Corporation

  Francis P. Gunning, Esq.
  Chairman of the Administrative-Audit Committee
  Former Executive Vice President and General Counsel, Teachers Insurance and Annuity Association of America and College Retirement Equities Fund

  Colin C. Hampton
  Member of the Administrative-Audit Committee
  Former Chairman and Chief Executive Officer, UNUM Corporation


  George M. Lovejoy, Jr.
  President and Director, Fifty Associates;
  Chairman Emeritus, Meredith & Grew, Inc.;
  Director, Latin America Dollar Income
  Fund; Director, Scudder World Income
  Opportunities Fund; Trustee or Director
  of Various Scudder Mutual Funds;
  Former President, Greater Boston
  Real Estate Board

  Rodger P. Nordblom
  Chairman and Director,
  Nordblom Company;
  Former President,
  Society of Industrial and Office Realtors

                        MGI Properties 28 Annual Report

(Inside Back Cover)
                            Shareholder Information


  Annual Meeting
  The Annual Meeting of the Shareholders will be held on March 22, 1995 at 10:00 A.M. in the Boston Harbor Hotel,
  70 Rowes Wharf, Boston, Massachusetts.

  Stock Listing
  New York Stock Exchange - Symbol MGI

  Member
  National Association of Real Estate
  Investment Trusts, Inc.

  General Counsel
  Olshan Grundman Frome & Rosenzweig

  Auditors
  KPMG Peat Marwick LLP


  "MGI Properties",(R) "MGI"(R) and
 "Mortgage Growth Investors"(R) are registered trademarks of MGI Properties.


  Form 10-K
  Shareholders of MGI Properties may, without charge, request a copy of the Annual Report on Form 10-K as reported to the Securities and Exchange Commission. Written requests should be sent to:

  Jean M. Harrington
  Vice President and Secretary
  MGI Properties
  30 Rowes Wharf
  Boston, Massachusetts 02110-3337

  Transfer Agent and Registrar
  Bank of Boston
  Transfer Processing
  Mail Stop 45-01-05
  P.O. Box 644
  Boston, Massachusetts 02102-0644
  617-575-3120 or 800-730-6001

  Bank of Boston maintains shareholder records and can answer questions regarding shareholders' accounts. Shareholders wishing to transfer shares or to change the name on a certificate should contact Bank of Boston for instructions.
     Share certificates are valuable and should be safeguarded, since replacement takes time and requires payment by the shareholder of a surety bond premium. If a certificate is lost, stolen, or destroyed, Bank of Boston should be notified. Registered mail should be used whenever a certificate is mailed.

  Dividend
  Reinvestment Plan
  MGI Properties offers a Dividend Reinvestment and Share Purchase Plan which allows its shareholders to automatically invest dividends, as well as make voluntary cash payments for the purchase of additional shares. To receive more information, contact Bank of Boston:
  617-575-3120 or 800-730-6001.

  Shareholder Income Tax Information
  The 1994 quarterly allocation of dividends paid per share for individual shareholders' income tax purposes was as follows:

                          Long-Term
  Date Paid     Ordinary  Capital     Total
  in 1994        Income     Gain    Dividend
  January 11     $.053      $.157      $.21
  April 8         .195       .015       .21
  July 14         .093       .127       .22
  October 12      .220          -       .22
                 $.561      $.299      $.86

  Shareholders should consult their individual tax advisors regarding the appropriate reporting of these dividend payments.

               MGI Properties (Recycled Paper Logo) Annual Report

(Back Cover)


                                Corporate Office
                                 30 Rowes Wharf
                        Boston, Massachusetts 02110-3337
                                  617-330-5335

                                Regional Office
                          Harrison Township, Michigan
                                  810-468-2690